SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35386; 812-15179-01

Precidian ETF Trust II, et al.

November 14, 2024

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice of an application to amend a prior order for exemptive relief.

Summary of Application: Applicants request an order ("Amended Order") that would amend a prior order to permit a Fund to use Creation Baskets (as defined below) that include instruments that are not included, or that are included with different weightings, in the Fund's Pro Rata Basket (as defined below).

Applicants: Precidian ETF Trust II ("Trust"), Precidian Funds LLC, and Foreside Fund Services, LLC (collectively, the "Applicants").

Filing Dates: The application was filed on November 24, 2020, and amended on January 14, 2022, March 28, 2022, September 2, 2022, December 13, 2023, April 15, 2024, and November 8, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on December 9, 2024 and should be accompanied by proof of service on the Applicants in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Investment Company Act of 1940 ("Act"), hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing to the Commission's Secretary.

ADDRESSES:

The Commission: Secretarys-Office@sec.gov.

Applicants: john.mcguire@morganlewis.com.

FOR FURTHER INFORMATION CONTACT: Kris Easter Guidroz, Senior Counsel; Trace Rakestraw, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' sixth amended and restated application, dated November 8, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

I.   Introduction

1.   On May 20, 2019, the Commission issued an order[1] under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and

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[1]   *See* Precidian ETFs Trust, et al., Investment Company Act Release No. 33440 (April 8, 2019) (notice) and Investment Company Act Release No. 33477 (May. 20, 2019) (order). Except as specifically noted in the application for the Amended Order, all representations and conditions contained in the application first submitted with the Commission (File No. 812-14405), as amended and restated, and filed with the Commission on April 4, 2019 (the "First Application"), remain applicable to the operation of the Funds and will apply to any Funds relying on the Amended Order.

17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Prior Order").[2] The Prior Order permits Applicants to operate actively-managed exchange-traded funds ("ETFs") that are not required to disclose their full portfolio holdings on a daily basis (each, a "Fund"). Rather, pursuant to the Prior Order, each Fund disseminates a "verified intraday indicative value," or "VIIV," reflecting the value of its portfolio holdings, calculated every second throughout the trading day.

2.   Shares of each Fund are purchased and redeemed only in Creation Units and generally on an in-kind basis. Purchasers acquire Creation Units by transferring to the Fund Deposit Instruments[3] and shareholders redeeming their Shares receive from the Fund Redemption Instruments (each, a "Creation Basket"). Under the Prior Order, the names and quantities of the instruments that constitute a Fund's Creation Basket must be a pro rata slice of the Fund's actual portfolio except for certain cash substitutions ("Pro Rata Basket").

3.   Applicants now seek to amend the Prior Order to, in effect, give the Funds the same flexibility with respect to Creation Basket composition as afforded to ETFs relying on rule 6c-11 under the Act.[4] More specifically, Applicants have requested that the Funds be allowed to use Creation Baskets that include instruments that are not included, or are included but in

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[2]   The relief granted under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Section 12(d)(1) Relief"), and relief under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, expired on January 19, 2022. *See* Fund of Funds Arrangements, Investment Company Act Rel. No. 10871 (Oct. 7, 2020), at III.

[3]   All capitalized terms not otherwise defined in this notice have the meanings ascribed to them in the First Application.

[4]   The Funds are not able to operate in reliance on rule 6c-11 because they do not disclose their portfolio holdings on a daily basis as required by the rule. *See* rule 6c-11(c)(1)(i) (requiring an ETF to disclose prominently on its website, publicly available and free of charge, the portfolio holdings that will form the basis for the Fund's calculation of per share NAV).

different weightings, in the Fund's Pro Rata Basket. As part of Applicants' request, the Funds would comply with additional requirements, including disclosing additional information.

II.   The Application

A.   Applicants' Proposal

4.   Upon amending the Prior Order, each Fund would continue to offer its Pro Rata Basket every Business Day but could also offer a Creation Basket that differs from the Pro Rata Basket to provide Authorized Participants the option to transact in either basket. Each Business Day, before the open of trading on the Exchange where the Fund is listed, the Fund will publish on its website the composition of any Creation Basket exchanged with an Authorized Participant on the previous Business Day that differed from such Business Day's Pro Rata Basket other than solely with respect to cash substitutions.

5.   Applicants represent that a Fund may determine that it is desirable to use Creation Baskets that differ from a Pro Rata Basket. For example, a Fund may use a Creation Basket that contains one or more instruments that are not included in its Pro Rata Basket if the Adviser or Sub-Adviser seeks to add an instrument to the Fund's portfolio without incurring transaction costs associated with the purchase of the instrument for cash. Similarly, if the Adviser or Sub-Adviser decides to sell an instrument from a Fund's portfolio, the Fund may include the instrument in a Creation Basket with the expectation that the Fund will deliver it in-kind during a redemption transaction.

6.   The Funds will use the requested basket flexibility only in circumstances in which Applicants believe there will be no harm to the Funds or their shareholders and in order to benefit the Funds and their shareholders by reducing costs, increasing efficiency, and improving trading. To ensure that there is effective arbitrage on Business Days when the Adviser

determines a Fund should use a Creation Basket that differs from its Pro Rata Basket, the Adviser will cause the Fund to disclose on its website that Business Day, before the opening of regular trading on the primary listing Exchange of the Fund's Shares: (i) that the Fund is accepting Creation Baskets that differ from the Pro Rata Basket, (ii) a basket of securities and cash that is designed to closely track the daily performance of the Fund (an "Optimized Basket"),[5] and (iii) an Optimized Basket Overlap metric that measures the overlap between the Optimized Basket and the Fund's actual portfolio.

7.   For at least the first three years after a Fund begins using Creation Baskets that differ from its Pro Rata Basket, the Adviser will promptly call a meeting of the Board, and the Board will promptly meet to consider recommendations for appropriate remedial measures presented by the Adviser, if the tracking error of the Optimized Basket exceeds 1% (i.e., the difference, in percentage terms, between the NAV per share of the Optimized Basket and that of the actual portfolio at the end of a trading day).

8.   Pursuant to condition 6, each Fund will maintain and preserve a copy of each Optimized Basket published on the Fund's website and a copy of each Creation Basket made available.

9.   In addition, pursuant to conditions 6 and 10, each Fund will comply with the recordkeeping requirements of rule 6c-11 and will adopt and implement written policies and procedures that govern the construction of Creation Baskets as required under rule 6c-11 except that only Creation Baskets different from a Fund's Pro Rata Basket will be treated as a "custom basket" under subsections (d)(2)(ii) and (c)(3) of rule 6c-11.

B.   Considerations relating to the Requested Relief

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[5]   A Fund's Optimized Basket will be comprised of: (i) portfolio holdings; (ii) other securities that the Fund can purchase, including U.S. listed ETFs; and (iii) cash and cash equivalents.

10.   Applicants represent that the ability to use a Creation Basket that includes instruments that are not included, or are included with different weightings, in a Fund's Pro Rata Basket, does not raise any new policy concerns about reverse engineering of a Fund's portfolio, self-dealing or overreaching, or selective disclosure beyond those concerns addressed in connection with the Prior Order. Further, the Fund will disclose additional information, as noted in paragraph 6 above, to ensure that there is effective arbitrage on Business Days when the Adviser determines a Fund should use a Creation Basket that differs from its Pro Rata Basket.

11.   Reverse Engineering. Applicants acknowledge that, by using a Creation Basket that includes instruments that are not included in a Fund's Pro Rata Basket, or are included in different percentages, and by publishing such Creation Basket on its website, the Fund would provide market participants with additional information about which instruments it adds or removes from the Fund's portfolio. However, Applicants represent that they will operate the Funds in a manner designed to minimize the risk of reverse engineering and, for the reasons set forth in the Application, believe successful front-running or free-riding is highly unlikely.

12.   Self-Dealing or Overreaching. Applicants state their belief that Authorized Participants and other market participants will not have the ability to disadvantage the Funds by manipulating or influencing the composition of Creation Baskets, including those that differ from a Fund's Pro Rata Basket. Like the basket and custom basket policies and procedures required of ETFs by rule 6c-11, the Funds will adopt and implement written policies and procedures that govern the construction of creation baskets and the process that will be used for

the acceptance of creation baskets to safeguard the best interests of the Funds and their shareholders.[6]

13.   _Selective Disclosure._ The Funds and each person acting on behalf of the Funds must continue to comply with Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in rule 100(b)(2)(iii) therein shall not apply). Applicants believe that the creation basket flexibility they are seeking does not raise any new concerns about selective disclosure of material non-public information. First, a Fund's use of, or conversations with Authorized Participants about, Creation Baskets that would result in such disclosure would effectively be limited by the Funds' obligation to comply with Regulation Fair Disclosure. Second, each Business Day before the open of trading on the Exchange where a Fund is listed, the Fund will publish on its website the composition of any basket accepted by the Fund on the previous Business Day that differed from such Business Day's Pro Rata Basket.

II.   Requested Exemptive Relief

Applicants believe that the Prior Order continues to meet the relevant standards for relief pursuant to section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.[7]

III.   Applicants' Conditions:

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Order, except condition 2 and condition 6 which are replaced with new conditions 2 and 6 below, as well as new condition 10:

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[6]   _See_ Exchange-Traded Funds, Investment Company Act Release No. 33646 (Sept. 25, 2019) ("ETF Adopting Release"), at 80-94 (discussion of rule 6c-11 requirement for ETF policies and procedures concerning basket construction and acceptance and heightened policies and procedures for custom baskets).

[7]   _See supra_ note 2.

2.   The website for the Trust, which will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and market closing price or Bid/Ask Price of the Shares, a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV, and any other information regarding premiums and discounts as may be required for other ETFs under Rule 6c-11 under the 1940 Act. The website will also disclose the median bid-ask spread for each Fund's most recent fiscal year based on the National Best Bid and Offer at the time of calculation of NAV (or such other spread measurement as may be required for other ETFs under Rule 6c-11 under the 1940 Act). On each applicable Business Day, when accepting orders involving a Creation Basket that differs from the Fund's Pro Rata Basket, each Fund will publish on its website before the opening of regular trading on the primary listing Exchange of the Fund's Shares an Optimized Basket and Optimized Basket Overlap.

6.   Each Fund will comply with the recordkeeping requirements of Rule 6c-11 under the Act, except that for purposes of this condition, only Creation Baskets different from the Fund's Pro Rata Basket will be treated as a "custom basket" under Rule 6c-11(d)(2)(ii). In addition, each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, (i) a copy of any Optimized Basket published on the Fund's website for each Business Day; and (ii) a copy of each Creation Basket made available on a given day. In addition, each Fund will maintain and preserve, for a period of not less than five years, in an easily

accessible place, all written agreements (or copies thereof) between the Fund and each AP Representative related to the AP Representative's role as such.

10.   Each Fund will adopt and implement written policies and procedures that govern the construction of Creation Baskets, as required under Rule 6c-11(c)(3) under the Act, except that for purposes of this condition, any Creation Basket different from the Fund's Pro Rata Basket will be treated as a "custom basket." The Fund's basket policies and procedures will be covered by the Fund's compliance program and other requirements under Rule 38a-1 under the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Vanessa A. Countryman,

Secretary.